UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Medicine Man Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

584680106

(CUSIP Number)

Marc R. Rubin
CRW Capital, LLC
4740 W. Mockingbird Lane
P.O. Box 195579

Dallas, TX 75209
(617) 356-7415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends that certain Schedule 13D filed on February 26, 2021 by CRW Capital, LLC, CRW Capital Cann Holdings, LLC, Marc R. Rubin and Jeffrey A. Cozad (the “Original Schedule 13D”). This Amendment No. 1 amends the Original Schedule 13D to report beneficial ownership acquired on November 30, 2022 by CRW Capital Holdings II, LLC, a newly formed entity that was not a party to the Original Schedule 13D. The acquisition of beneficial ownership by CRW Capital Holdings II, LLC does not increase or otherwise affect the beneficial ownership of CRW Capital Cann Holdings, LLC. CRW Capital LLC, CRW Capital Cann Holdings, LLC, CRW Capital Holdings II, LLC, Marc R. Rubin and Jeffrey A. Cozad are filing this Amendment No. 1 as a group to report their respective beneficial ownership of Medicine Man Technologies, Inc., including as a result of changes resulting from the November 30, 2022 transaction involving CRW Capital Holdings II, LLC. The beneficial ownership of CRW Capital Cann Holdings, LLC in Medicine Man Technologies, Inc. has not changed since the Original Schedule 13D and is therefore not included on this Amendment No. 1.

1	NAMES OF REPORTING PERSONS CRW Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,096,848*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,096,848*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,096,848*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.66%**
14	TYPE OF REPORTING PERSON OO (limited liability company)

* Represents shares of Common Stock of Medicine Man Technologies, Inc., a Nevada corporation (the "Issuer"), which would be received upon conversion of the Issuer's Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Shares") currently owned by CRW Capital Holdings II, LLC and upon conversion of additional shares of Series A Preferred Stock that CRW Capital Holdings II, LLC has the right to purchase within 60 days of the date hereof; shares of Common Stock that would be received upon conversion of Series A Preferred Shares held by CRW Capital Cann Holdings, LLC; as well as those shares of Common Stock held by or issuable upon the conversion of certain convertible debt held individually by each of Marc R. Rubin and Jeffrey A. Cozad. Each Series A Preferred Share shall be convertible into that number of shares of Common Stock equal to the preference amount (which, at the time of the original issuance of the Series A Preferred Shares, was $1,000) plus any accrued dividends with respect to such share, divided by the conversion price (which, at the time of the original issuance of the Series A Preferred Shares, was $1.20), subject to adjustment as set forth in the Certificate of Designation for the Series A Preferred Shares (the "Certificate of Designation"). The Series A Preferred Shares earn a cumulative dividend of 8%.

** The aggregate percentage of class of Common Stock reported herein is based upon 54,741,506 shares of Common Stock outstanding as of October 31, 2022, as disclosed by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022.

1	NAMES OF REPORTING PERSONS CRW Capital Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,157,112*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,157,112*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,157,112*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.55%**
14	TYPE OF REPORTING PERSON OO (limited liability company)

* Represents shares of Common Stock of the Issuer, which would be received upon conversion of Series A Preferred Shares currently owned by CRW Capital Holdings II, LLC and upon conversion of additional shares of Series A Preferred Stock that CRW Capital Holdings II, LLC has the right to purchase within 60 days of the date hereof, as well as those shares of Common Stock held by or issuable upon the conversion of certain convertible debt held individually by each of Marc R. Rubin and Jeffrey A. Cozad. Each Series A Preferred Share shall be convertible into that number of shares of Common Stock equal to the preference amount (which, at the time of the original issuance of the Series A Preferred Shares, was $1,000) plus any accrued dividends with respect to such share, divided by the conversion price (which, at the time of the original issuance of the Series A Preferred Shares, was $1.20), subject to adjustment as set forth in the Certificate of Designation. The Series A Preferred Shares earn a cumulative dividend of 8%.

** The aggregate percentage of class of Common Stock reported herein is based upon 54,741,506 shares of Common Stock outstanding as of October 31, 2022, as disclosed by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022.

1	NAMES OF REPORTING PERSONS Marc R. Rubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,140
	8	SHARED VOTING POWER 39,143,988*
	9	SOLE DISPOSITIVE POWER 47,140
	10	SHARED DISPOSITIVE POWER 39,143,988*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,143,988*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.69%**
14	TYPE OF REPORTING PERSON IN

* Represents shares of Common Stock of the Issuer, which would be received upon conversion of the Series A Preferred Shares currently owned by CRW Capital Holdings II, LLC and upon conversion of additional shares of Series A Preferred Stock that CRW Capital Holdings II, LLC has the right to purchase within 60 days of the date hereof; shares of Common Stock that would be received upon conversion of Series A Preferred Shares held by CRW Capital Cann Holdings, LLC; as well as those shares of Common Stock held by or issuable upon the conversion of certain convertible debt held individually by Marc R. Rubin. Each Series A Preferred Share shall be convertible into that number of shares of Common Stock equal to the preference amount (which, at the time of the original issuance of the Series A Preferred Shares, was $1,000) plus any accrued dividends with respect to such share, divided by the conversion price (which, at the time of the original issuance of the Series A Preferred Shares, was $1.20), subject to adjustment as set forth in the Certificate of Designation. The Series A Preferred Shares earn a cumulative dividend of 8%.

** The aggregate percentage of class of Common Stock reported herein is based upon 54,741,506 shares of Common Stock outstanding as of October 31, 2022, as disclosed by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022.

1	NAMES OF REPORTING PERSONS Jeffrey A. Cozad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (c) ☐ (d) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 205,550
	8	SHARED VOTING POWER 39,302,398*
	9	SOLE DISPOSITIVE POWER 205,550
	10	SHARED DISPOSITIVE POWER 39,302,398*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,302,398*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.79%**
14	TYPE OF REPORTING PERSON IN

* Represents shares of Common Stock of the Issuer, which would be received upon conversion of the Series A Preferred Shares currently owned by CRW Capital Holdings II, LLC and upon conversion of additional shares of Series A Preferred Stock that CRW Capital Holdings II, LLC has the right to purchase within 60 days of the date hereof; shares of Common Stock that would be received upon conversion of Series A Preferred Shares held by CRW Capital Cann Holdings, LLC; as well as those shares of Common Stock held by or issuable upon the conversion of certain convertible debt held individually by Jeffrey A. Cozad. Each Series A Preferred Share shall be convertible into that number of shares of Common Stock equal to the preference amount (which, at the time of the original issuance of the Series A Preferred Shares, was $1,000) plus any accrued dividends with respect to such share, divided by the conversion price (which, at the time of the original issuance of the Series A Preferred Shares, was $1.20), subject to adjustment as set forth in the Certificate of Designation. The Series A Preferred Shares earn a cumulative dividend of 8%.

** The aggregate percentage of class of Common Stock reported herein is based upon 54,741,506 shares of Common Stock outstanding as of October 31, 2022, as disclosed by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Medicine Man Technologies, Inc., a Nevada corporation (the “Issuer”), which may be deemed to be beneficially owned by the Reporting Persons (defined below) by virtue of their direct and indirect beneficial ownership of shares of the Issuer’s Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Shares”). The Series A Preferred Shares are convertible into shares of Common Stock upon the events specified in the Issuer’s Certificate of Designation relating the Series A Preferred Shares (the “Certificate of Designation”). Each Series A Preferred Share shall be convertible into that number of shares of Common Stock equal to the preference amount (which, at the time of the original issuance of the Series A Preferred Shares, was $1,000.00) plus any accrued dividends with respect to such share, divided by the conversion price (which, at the time of the original issuance of the Series A Preferred Shares, was $1.20), subject to adjustment as set forth in the Certificate of Designation. The Series A Preferred Shares earn a cumulative dividend of 8% per annum.

The Issuer’s principal executive offices are located at 4880 Havana Street, Suite 201, Denver, Colorado 80239.

Item 2.	Identity and Background.

The persons filing this Amendment No. 1 to Schedule 13D (each, a “Reporting Person” and together, the “Reporting Persons”) are:

(i)	CRW Capital, LLC, a Delaware limited liability company;

(ii)	CRW Capital Cann Holdings, LLC, a Delaware limited liability company (“CCC Holdings”);

(iii)	CRW Capital Holdings II, LLC, a Delaware limited liability company (“CRW II”);

(iv)	Marc R. Rubin, a United States citizen; and

(v)	Jeffrey A. Cozad, a United States citizen.

Each Reporting Person’s business address is 4740 W. Mockingbird Lane, P.O. Box 195579, Dallas, Texas 75209. The principal business of CRW Capital, LLC is investment management, and the principal businesses of CCC Holdings and CRW II are as investment entities. Mr. Rubin is an investor and the principal of Revity Capital Partners, LLC, an investment firm based in Needham, Massachusetts. Mr. Cozad is an investor and the managing partner of Cozad Investments, LP, a single family office based in Dallas, Texas, the address of which is the same as the address of each Reporting Person provided above.

During the last five years, none of the Reporting Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

CRW II used an aggregate of $4,000,000.00 in cash to purchase the Series A Preferred Shares in the Initial Closing (as defined below) from the Sellers (as defined below) in a private transaction pursuant to the CRW Purchase Agreement (as defined below). In the event CRW II elects to purchase the Remaining Available Shares (as defined below), CRW II anticipates using an aggregate of up to $10,390,000.00 in cash to purchase some or all of the Remaining Available Shares from the Sellers in a private transaction pursuant to the CRW Purchase Agreement. CRW II obtained the funds for the purchase of the Series A Preferred Shares pursuant to the CRW Purchase Agreement through capital contributions from its members.

Item 4.	Purpose of Transaction.

On November 23, 2022, CRW II entered into a Preferred Stock Secondary Purchase Agreement (the “CRW Purchase Agreement”) with Ghada Joudeh, Naser Ahmad Joudeh, Shadhaa Ramadan, All N 1 Inc. and Brian Ruden (collectively, the “Sellers”) pursuant to which the Sellers sold 4,000 Series A Preferred Shares and agreed to sell to CRW II up to 10,390 additional Series A Preferred Shares (the “Remaining Available Shares”), at a price of $1,000 per share, in one or more closings on or before May 30, 2023 (subject to extension by mutual agreement).

The CRW Purchase Agreement contains certain covenants with respect to board and board committee appointment rights. Pursuant to the CRW Purchase Agreement, for as long as the Sellers and the Members (as that term is defined in that certain Omnibus Amendment No. 2 to those certain Asset Purchase Agreements by and between certain of the Sellers, certain entities controlled by the Sellers and certain other parties thereto dated as of December 17, 2020) hold certain quantities of Series A Preferred Shares, or the securities of the Issuer into which they convert, then Brian Ruden (“Ruden”) and Naser Joudeh (“Joudeh” and, together with Ruden, the “Appointers”) shall be permitted to appoint two (2) directors of the Issuer if the number of directors of the Issuer is five (5) or more, or three (3) directors (the “Appointees”) of the Issuer so long as the number of directors of the Issuer is seven (7) or more (the “Board Appointment Right”). Following the Initial Closing, and until such time as the Appointers no longer have the Board Appointment Right or the right to appoint certain individuals to the Budget Committee of the Issuer's Board of Directors (the “Budget Committee”), the Appointors shall select appointees for two (2) of the Appointees (and both of the members of the Budget Committee) as designated by CRW II in writing from time to time.

The Reporting Persons acquired the securities described in this Amendment No. 1 to Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of various factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell (subject to the lock-up) all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or CRW II’s Appointees may engage in discussions with management, members of the Issuer Board, and shareholders of the Issuer and other relevant parties which may include discussions regarding the corporate governance, financial condition, strategic transactions and/or operations of the Issuer.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of shares of Common Stock to which this Amendment No. 1 of Schedule 13D relates is 39,349,538 shares of Common Stock, constituting approximately 41.82% of the Issuer’s outstanding shares of Common Stock. The aggregate percentage of class of Common Stock reported herein is based upon 54,741,506 shares of Common Stock outstanding as of October 31, 2022, as disclosed by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022.

(b)	Except with respect to those certain shares disclosed herein over which Messrs. Rubin and Cozad possess sole voting power and sole dispositive power, each of the Reporting Persons share voting and investment power with respect to all shares reported under this Amendment No. 1 to Schedule 13D.

(c)	Except as set forth in this Amendment No. 1 to Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Amendment No. 1 to Schedule 13D.

(d)	To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members or other equity owners of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer Interest in Securities of the Issuer.

Item 4 summarizes certain provisions of the CRW Purchase Agreement and is incorporated by reference herein.

Except as set forth above or as disclosed in the original Schedule 13D which is amended hereby, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer of voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 5. Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2022

CRW CAPITAL, LLC

/s/ Marc R. Rubin
By: Marc R. Rubin
Its: Treasurer

CRW CAPITAL CANN HOLDINGS, LLC

/s/ Marc R. Rubin
By: Marc R. Rubin
Its: Treasurer

CRW CAPITAL HOLDINGS II, LLC

/s/ Marc R. Rubin
By: Marc R. Rubin
Its: Treasurer

/s/ Marc R. Rubin
Marc R. Rubin

/s/ Jeffrey A. Cozad
Jeffrey A. Cozad